Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

6 March 2018

IMMUTEP ANNOUNCES UNITED STATES PATENT GRANT FOR IMP701 ANTIBODY

SYDNEY, AUSTRALIA – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep”, the “Company”) announces the grant of patent no. 9,908,936 entitled “Antibody molecules to LAG-3 and uses thereof” by the United States Patent and Trade Mark Office.

The patent was filed as a divisional application and is directed to LAG525, a humanised form of Immutep’s IMP701 antibody that was originally developed by Immutep S.A.S., now a wholly owned subsidiary of the Company. The patent is co-owned by Novartis AG and Immutep S.A.S. and will expire on 13 March 2035.

About IMP701 and LAG525

IMP701 is a therapeutic antibody originally developed by Immutep S.A.S. to target LAG-3. This antagonist antibody plays a role in controlling the signalling pathways in both effector T cells and regulatory T cells (Treg). The antibody works to both activate effector T cells (by blocking inhibitory signals that would otherwise switch them off) and at the same time inhibit Treg function that normally prevent T cells from responding to antigen stimulation. The antibody therefore removes two brakes that prevent the immune system from responding to and killing cancer cells. In contrast, some other checkpoint antibodies in development target only the effector T cell pathway and don’t address the Treg pathway.

Rights to the development and commercialisation of IMP701 were licensed to CoStim Pharmaceuticals in 2012, which was subsequently acquired by Novartis in 2014.

LAG525, a humanised form of IMP701 is currently being evaluated in a Phase I/II clinical trial and a Phase II clinical trial, in combination with Novartis’ PD1 inhibitor PDR001 for the treatment of cancer. Novartis has full responsibility for the continued development of the antibody program and Immutep is eligible to receive development-based milestone payments and royalties on sales following commercialisation of the antibody.

Further information on the clinical studies may be obtained at:

https://clinicaltrials.gov/ct2/show/NCT02460224

https://clinicaltrials.gov/ct2/show/NCT03365791

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Eftilagimod alpha alone, or in other drug combinations, has completed early Phase II trials as an APC activator boosting T cell responses for cancer chemo-immunotherapy. A number of additional LAG-3 products, including antibodies for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners.

Immutep is listed on the Australian Stock Exchange (IMM), and on the NASDAQ (IMMP) in the U.S.

For further information please contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

Please also refer to Immutep’s new website for further information: www.immutep.com

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